UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2018

Commission File Number: 001-37452

CELYAD SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Celyad SA

Underwriting Agreement

On May 17, 2018, Celyad SA (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Wells Fargo Securities, LLC and Bryan, Garnier & Co., as representatives of the several underwriters named therein (the “Underwriters”), relating to a global offering (the “Offering”) comprised of (i) an offer of 523,913 ordinary shares (the “Ordinary Shares”) in the form of American Depositary Shares (the “ADSs”), each representing one Ordinary Share, of the Company at a public offering price of $26.28 per ADS in the United States, Canada and certain countries outside of Europe and (ii) an offer of 1,276,087 Ordinary Shares at an offering price of €22.29 per Ordinary Share in Europe and certain countries outside of the United States and Canada in a concurrent private placement. The net proceeds to the Company from the sale of ADSs and Ordinary Shares in the Offering, after deducting the underwriting discounts and commissions and other estimated offering expenses payable by the Company, will be approximately $44.0 million (€37.3 million). The Offering is expected to close on May 22, 2018, subject to the satisfaction of customary closing conditions. The Company has also granted the Underwriters a 30-day option to purchase up to 270,000 additional Ordinary Shares, which may be in the form of ADSs, on the same terms and conditions.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3, as amended (File No. 333-220285) declared effective on October 6, 2017, as supplemented by a prospectus supplement dated May 15, 2018, filed with the U.S. Securities and Exchange Commission (“SEC”) on May 16, 2018.

In the Underwriting Agreement, the Company makes customary representations, warranties and covenants and also agrees to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”), or to contribute to payments that the Underwriters may be required to make because of such liabilities. The foregoing is only a brief description of the terms of the Underwriting Agreement, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Form 6-K and incorporated by reference herein. The legal opinion of CMS DeBacker SCRL relating to the Ordinary Shares (including those underlying the ADSs) is filed as Exhibit 5.1 to this Form 6-K and incorporated by reference herein.

On May 15, 2018, the Company issued a press release announcing the Offering, and, on May 17, 2018, the Company issued a press release announcing the pricing of the Offering. Copies of these press releases are filed as Exhibit 99.1 and Exhibit 99.2 to this Form 6-K and incorporated by reference herein.

Results of Operations and Financial Condition

In the prospectus supplement filed with the SEC relating to the Offering, the Company disclosed that it expects that, as of March 31, 2018, the Company estimated that it had cash, cash equivalents and short-term investments of approximately €25.1 million. The Company’s independent registered public accountants have not audited, reviewed or performed any procedures with respect to this financial data and accordingly do not express an opinion or any other form of assurance with respect thereto. This amount could change as a result of further review.

The information contained in this Form 6-K under the heading “Underwriting Agreement” and including the Exhibits is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-220285) and S-8 (File No. 333-220737). The information contained in this Form 6-K under the heading “Results of Operations and Financial Condition” is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

EXHIBITS

Exhibit	Description
1.1	Underwriting Agreement, dated as of May 17, 2018, between the Company and Wells Fargo Securities, LLC and Bryan, Garnier & Co., as representative to the several underwriters in Schedule A therein.

5.1	Opinion of CMS DeBacker SCRL, Belgian counsel to the registrant.

23.1	Consent of CMS DeBacker SCRL (included in Exhibit 5.1).

99.1	Press release issued by the registrant on May 15, 2018.

99.2	Press release issued by the registrant on May 17, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD SA

Date: May 18, 2018	By:	/s/ Patrick Jeanmart
Patrick Jeanmart Chief Financial Officer